SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                  FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

(Mark  One)
[  X  ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE  ACT  OF  1934  [FEE  REQUIRED]

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                      OR

[      ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE  ACT  OF  1934  [NO  FEE  REQUIRED]

                     For the transition period from to

                       COMMISSION FILE NUMBER: 1-11675



 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      TRITON EXPLORATION SERVICES, INC.
                             401(K) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            TRITON ENERGY LIMITED
                               CALEDONIAN HOUSE
                                 MARY STREET
                                P.O. BOX 1043
                          GEORGE TOWN, GRAND CAYMAN
                                CAYMAN ISLANDS

Required  Information

(a)  Financial  Statements.

     See  "Index  to  Financial  Statements"  on  page  F-1.

(b)  Exhibit.

The  following  document  is  an  exhibit  to  this  Form  11-K:

     Exhibit
     Number                                        Document

     23.1  -                  Consent of Price Waterhouse LLP, filed herewith.

                TRITON ENERGY CORPORATION 401(k) SAVINGS PLAN

                        INDEX TO FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES





                                                                          Page
                                                                          ----
Financial statements:
Report of Independent Accountants                                         F-2

Statement of Net Assets Available for Benefits, with Fund Information at
December 31, 1996                                                         F-3

Statement of Net Assets Available for Benefits, with Fund Information at
December 31, 1995                                                         F-4

Statement of Changes in Net Assets Available for Benefits,
with Fund Information for the Year Ended December 31, 1996                F-5

Notes to Financial Statements                                             F-6

Supplemental schedules:
Schedule I - Investments at December 31, 1996                             F-10
Schedule II - Transactions in Excess of 5% of the
    Fair Market Value of the Plan Assets for
     the Year Ended December 31, 1996                                     F-11


                      REPORT OF INDEPENDENT ACCOUNTANTS



To  the  Participants  and  Administrator
     of    the  Triton  Energy  Corporation  401(k)  Savings  Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Triton Energy Corporation 401(k) Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE  WATERHOUSE  LLP

Dallas,  Texas
June  13, 1997



                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                              DECEMBER 31, 1996






                                                                 FUND INFORMATION
                                                                 -----------------
                                                                 LARGE              LARGE            SMALL
                                        GOVERNMENT   LONG TERM   CAPITALIZATION     CAPITALIZATION   CAPITALIZATION
                                        MONEY        BOND        VALUE EQUITY       GROWTH           VALUE EQUITY
                                        FUND         FUND        FUND*              FUND*            FUND
                                        -----------  ----------  -----------------  ---------------  ---------------
Assets
Investments, at fair value
Triton Energy Limited ordinary shares   $       ---  $      ---  $             ---  $           ---  $           ---
International equity investments fund           ---         ---                ---              ---              ---
Large capitalization value equity fund          ---         ---            834,419              ---              ---
Large capitalization growth fund                ---         ---                ---        1,134,577              ---
Small capitalization value equity fund          ---         ---                ---              ---           71,071
Government money fund                       146,388         ---                ---              ---              ---
Long term bond fund                             ---     202,186                ---              ---              ---
Participant loans                               ---         ---                ---              ---              ---
Cash and equivalents                            524         366              1,101            1,226              117
                                        -----------  ----------  -----------------  ---------------  ---------------
Total investments                           146,912     202,552            835,520        1,135,803           71,188
                                        -----------  ----------  -----------------  ---------------  ---------------

Receivables
Employer's contributions                      1,502       1,741              7,846           10,602            2,290
Participants' contributions                   1,915       2,365             10,329           13,977            3,378
Other                                         1,767         ---                ---              ---              ---
                                        -----------  ----------  -----------------  ---------------  ---------------
Total receivables                             5,184       4,106             18,175           24,579            5,668
                                        -----------  ----------  -----------------  ---------------  ---------------

Total assets                                152,096     206,658            853,695        1,160,382           76,856
Liabilities
Accounts payable                                ---         ---                ---              ---              ---
                                        -----------  ----------  -----------------  ---------------  ---------------
Net assets available for plan benefits  $   152,096  $  206,658  $         853,695  $     1,160,382  $        76,856
                                        -----------  ----------  -----------------  ---------------  ---------------








                                        INTERNATIONAL
                                        EQUITY          TRITON
                                        INVESTMENTS     STOCK       PARTICIPANT    CASH AND
                                        FUND*           FUND*       LOANS          EQUIVALENTS    TOTAL
                                        --------------  ----------  ------------   -------------  ----------
Assets
Investments, at fair value
Triton Energy Limited ordinary shares   $          ---  $6,224,781  $        ---   $        ---   $6,224,781
International equity investments fund          564,775         ---           ---            ---      564,775
Large capitalization value equity fund             ---         ---           ---            ---      834,419
Large capitalization growth fund                   ---         ---           ---            ---    1,134,577
Small capitalization value equity fund             ---         ---           ---            ---       71,071
Government money fund                              ---         ---           ---            ---      146,388
Long term bond fund                                ---         ---           ---            ---      202,186
Participant loans                                  ---         ---       298,541            ---      298,541
Cash and equivalents                               929      12,545           ---        102,540      119,348
                                        --------------  ----------  ------------   -------------  ----------
Total investments                              565,704   6,237,326       298,541        102,540    9,596,086
                                        --------------  ----------  ------------   -------------  ----------

Receivables
Employer's contributions                         4,079      11,830           ---        (39,890)         ---
Participants' contributions                      5,765      16,159           ---        (53,888)         ---
Other                                              ---       2,529           ---         (4,296)         ---
                                        --------------  ----------  ------------   -------------  ----------
Total receivables                                9,844      30,518           ---        (98,074)         ---
                                        --------------  ----------  ------------   -------------  ----------

Total assets                                   575,548   6,267,844       298,541          4,466    9,596,086
Liabilities
Accounts payable                                   ---         ---           ---          4,466        4,466
                                        --------------  ----------  ------------   -------------  ----------
Net assets available for plan benefits  $      575,548  $6,267,844  $    298,541   $        ---   $9,591,620
                                        --------------  ----------  ------------   -------------  ----------




* Denotes an investment representing 5% or more of net assets available for benefits.




               See accompanying notes to financial statements.

                         TRITON  ENERGY  CORPORATION
                             401(K) SAVINGS PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1995



                                                                 FUND INFORMATION
                                                                 -----------------
                                                                 LARGE              LARGE            INTERNATIONAL
                                        GOVERNMENT   LONG TERM   CAPITALIZATION     CAPITALIZATION   EQUITY          TRITON
                                        MONEY        BOND        VALUE EQUITY       GROWTH           INVESTMENTS     STOCK
                                        FUND         FUND        FUND               FUND             FUND            FUND
                                        -----------  ----------  -----------------  ---------------  --------------  ----------
Assets
Investments, at fair value
Triton Energy Corporation common stock  $       ---  $      ---  $             ---  $           ---  $          ---  $7,870,817
International equity investments fund           ---         ---                ---              ---         490,273         ---
Large capitalization value equity fund          ---         ---            635,262              ---             ---         ---
Large capitalization growth fund                ---         ---                ---          702,796             ---         ---
Government money fund                       461,954         ---                ---              ---             ---         ---
Long term bond fund                             ---     189,760                ---              ---             ---         ---
Participant loans                               ---         ---                ---              ---             ---         ---
Cash and equivalents                            ---         ---                ---              ---             ---       1,288
                                        -----------  ----------  -----------------  ---------------  --------------  ----------
Total investments                           461,954     189,760            635,262          702,796         490,273   7,872,105
                                        -----------  ----------  -----------------  ---------------  --------------  ----------

Receivables
Employer's contributions                        812       1,621              6,308            7,781           4,752       9,850
Participants' contributions                   1,014       2,185              8,409           10,221           6,641      14,151
Other                                           262         449              1,120              449             ---       2,291
                                        -----------  ----------  -----------------  ---------------  --------------  ----------
Total receivables                             2,088       4,255             15,837           18,451          11,393      26,292
                                        -----------  ----------  -----------------  ---------------  --------------  ----------

Total assets                                464,042     194,015            651,099          721,247         501,666   7,898,397
Liabilities
Accounts payable                                ---         ---                ---              ---             132         ---
                                        -----------  ----------  -----------------  ---------------  --------------  ----------
Net assets available for plan benefits  $   464,042  $  194,015  $         651,099  $       721,247  $      501,534  $7,898,397
                                        -----------  ----------  -----------------  ---------------  --------------  ----------








                                        PARTICIPANT   CASH AND
                                        LOANS         EQUIVALENTS   TOTAL
                                        ------------  ------------  -----------
Assets
Investments, at fair value
Triton Energy Corporation common stock  $        ---  $        ---  $ 7,870,817
International equity investments fund            ---           ---      490,273
Large capitalization value equity fund           ---           ---      635,262
Large capitalization growth fund                 ---           ---      702,796
Government money fund                            ---           ---      461,954
Long term bond fund                              ---           ---      189,760
Participant loans                            298,468           ---      298,468
Cash and equivalents                             ---         8,301        9,589
                                        ------------  ------------  -----------
Total investments                            298,468         8,301   10,658,919
                                        ------------  ------------  -----------

Receivables
Employer's contributions                         ---           ---       31,124
Participants' contributions                      ---           ---       42,621
Other                                            ---         1,965        6,536
                                        ------------  ------------  -----------
Total receivables                                ---         1,965       80,281
                                        ------------  ------------  -----------

Total assets                                 298,468        10,266   10,739,200
Liabilities
Accounts payable                                 ---        10,266       10,398
                                        ------------  ------------  -----------
Net assets available for plan benefits  $    298,468  $        ---  $10,728,802
                                        ------------  ------------  -----------







               See accompanying notes to financial statements.

                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                 INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                  FUND INFORMATION
                                                                                  ------------------
                                                                                  LARGE               LARGE
                                                       GOVERNMENT    LONG TERM    CAPITALIZATION      CAPITALIZATION
                                                       MONEY         BOND         VALUE EQUITY        GROWTH
                                                       FUND          FUND         FUND                FUND
                                                       ------------  -----------  ------------------  ---------------
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value          $       ---   $   (5,871)  $          75,680   $       119,303
Dividends                                                   17,041       12,242              60,322            47,051
Interest and other                                              16           28                 581               450
                                                       ------------  -----------  ------------------  ---------------

Total investment income (loss)                              17,057        6,399             136,583           166,804
                                                       ------------  -----------  ------------------  ---------------
Contributions
Participants                                                67,694       28,572             169,522           231,528
Employer                                                    20,917       20,428              93,656           138,820
                                                       ------------  -----------  ------------------  ---------------

Total contributions                                         88,611       49,000             263,178           370,348
                                                       ------------  -----------  ------------------  ---------------

Loans to participants                                          ---          ---                 ---               ---
Participant loan payments                                    6,212       11,239              17,054            17,386
                                                       ------------  -----------  ------------------  ---------------

Total additions                                            111,880       66,638             416,815           554,538
                                                       ------------  -----------  ------------------  ---------------

Deductions from net assets attributed to:
Benefits paid                                              251,635       40,927             186,569           188,733
Loans to participants                                       63,803        3,870              16,613            15,405
Participant loan payments                                      ---          ---                 ---               ---
Miscellaneous                                               (1,767)         ---                 ---               ---
                                                       ------------  -----------  ------------------  ---------------

Total deductions                                           313,671       44,797             203,182           204,138
                                                       ------------  -----------  ------------------  ---------------
Net increase (decrease) prior to interfund transfers      (201,791)      21,841             213,633           350,400
Interfund transfers                                       (110,155)      (9,198)            (11,037)           88,735
                                                       ------------  -----------  ------------------  ---------------
Net increase (decrease)                                   (311,946)      12,643             202,596           439,135
Net assets available for plan benefits:
Beginning of year                                          464,042      194,015             651,099           721,247
                                                       ------------  -----------  ------------------  ---------------
End of year                                            $   152,096   $  206,658   $         853,695   $     1,160,382
                                                       ------------  -----------  ------------------  ---------------





                                                       SMALL            INTERNATIONAL
                                                       CAPITALIZATION   EQUITY           TRITON
                                                       VALUE EQUITY     INVESTMENTS      STOCK         PARTICIPANT
                                                       FUND             FUND             FUND          LOANS         TOTAL
                                                       ---------------  ---------------  ------------  ------------  ------------
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value          $           553  $      (16,962)  $(1,248,406)  $        ---  $(1,075,703)
Dividends                                                        5,496          42,793           ---            ---      184,945
Interest and other                                                   6            (165)          ---         26,460       27,376
                                                       ---------------  ---------------  ------------  ------------  ------------

Total investment income (loss)                                   6,055          25,666    (1,248,406)        26,460     (863,382)
                                                       ---------------  ---------------  ------------  ------------  ------------
Contributions
Participants                                                    10,808         111,421       295,337            ---      914,882
Employer                                                         7,020          79,841       203,559            ---      564,241
                                                       ---------------  ---------------  ------------  ------------  ------------

Total contributions                                             17,828         191,262       498,896            ---    1,479,123
                                                       ---------------  ---------------  ------------  ------------  ------------

Loans to participants                                              ---             ---           ---        140,131      140,131
Participant loan payments                                          350          11,982        92,520            ---      156,743
                                                       ---------------  ---------------  ------------  ------------  ------------

Total additions                                                 24,233         228,910      (656,990)       166,591      912,615
                                                       ---------------  ---------------  ------------  ------------  ------------

Deductions from net assets attributed to:
Benefits paid                                                      ---          64,645     1,012,406          9,775    1,754,690
Loans to participants                                              ---           2,166        38,274            ---      140,131
Participant loan payments                                          ---             ---           ---        156,743      156,743
Miscellaneous                                                      ---             ---           ---            ---       (1,767)
                                                       ---------------  ---------------  ------------  ------------  ------------

Total deductions                                                   ---          66,811     1,050,680        166,518    2,049,797
                                                       ---------------  ---------------  ------------  ------------  ------------
Net increase (decrease) prior to interfund transfers            24,233         162,099    (1,707,670)            73   (1,137,182)
Interfund transfers                                             52,623         (88,085)       77,117            ---          ---
                                                       ---------------  ---------------  ------------  ------------  ------------
Net increase (decrease)                                         76,856          74,014    (1,630,553)            73   (1,137,182)
Net assets available for plan benefits:
Beginning of year                                                  ---         501,534     7,898,397        298,468   10,728,802
                                                       ---------------  ---------------  ------------  ------------  ------------
End of year                                            $        76,856  $      575,548   $ 6,267,844   $    298,541  $ 9,591,620
                                                       ---------------  ---------------  ------------  ------------  ------------






                           See accompanying notes to financial statements.



                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
                        NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

The following description of the Triton Energy Corporation 40l(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions.

     GENERAL

The Plan, as amended and restated January 1, 1994, is a restatement of the Triton Energy Corporation Employee Stock Ownership Plan ("ESOP") which was originally effective as of May 31, 1976. At December 31, 1993, the only fund available for investment was the Triton Stock Fund. All assets of the ESOP were transferred to the Plan at January 1, 1994 at current value. Effective January 1, 1997, the Plan's sponsorship changed from Triton Energy Corporation to Triton Exploration Services, Inc. and the Plan name changed from the Triton Energy Corporation 401(k) Savings Plan to the Triton Exploration Services, Inc. 401(k) Savings Plan. The Plan is a defined contribution plan covering all employees of Triton Energy Corporation (the "Company") and employees of affiliated companies adopting the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers all employee classifications except leased and temporary employees and members of a legally recognized collective bargaining unit who
are  not  expressly  granted  permission  to  participate.    Employees  are
automatically enrolled on January 1st, April 1st, July 1st or October 1st which coincides with or next follows an employee's employment commencement date.

The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. The Plan's investments are held by a trust fund administered by SBS Trust Company.

2.  REORGANIZATION

On March 25, 1996, the stockholders of the Company approved the merger of a wholly owned subsidiary of Triton Energy Limited ("TEL"), a Cayman Islands company incorporated in August 1995, with and into the Company (the "Reorganization"). Pursuant to the Reorganization, TEL became the parent holding company of the Company and each share of Common Stock, par value $1.00, and 5% Convertible Preferred Stock of the Company outstanding on March 25, 1996, was converted into one Ordinary Share, par value $.01, and one 5%
Convertible  Preference  Share,  respectively,  of  TEL.    Following  the
reorganization,  the  Triton  Stock  Fund  holds  ordinary  shares  of  TEL.

3.  ACCOUNTING  POLICIES

    BASIS  OF  ACCOUNTING

The  accompanying financial statements have been prepared on the accrual basis
of  accounting.   The trustee holds and manages the funds and distributes cash and  stock  to  the  Plan  participants.

The assets of the Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund, Small
Capitalization Value Equity Fund and International Equity Investments Fund are invested in separate funds managed by independent registered investment advisors.

     VALUATION  OF  INVESTMENTS

Investments are valued at current value based on quoted market prices except for loans which are valued at cost which approximates fair value. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required under ERISA guidelines.

     THE  USE  OF  ESTIMATES  IN  PREPARING  FINANCIAL  STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INTERFUND  TRANSFERS

Participants may change their percentage contributions and fund allocations once per calendar quarter.

     FORFEITURES

A participant forfeits any non-vested employer contributions upon termination of employment for reasons other than retirement, death or disability. Forfeitures are utilized to reduce the Company's matching contributions and were immaterial for 1996.

     PARTICIPANT  LOANS

Loans outstanding aggregated $298,541 and $298,468 at December 31, 1996 and 1995, respectively, and bear interest at prime (8.25% at December 31, 1996) plus two percent.

A participant may obtain a loan from all of his/her accounts. The maximum amount that can be borrowed is equal to 50% of the participant's vested account balance up to a maximum of $50,000. Participants may borrow general purpose loans with payment terms up to five years and primary residence loans with payment terms up to 15 years. Both the principal and interest portions of the repayments are allocated by current election.

     EXPENSES

Costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager, are borne by the Company.

4.   PLAN  PARTICIPATION  AND  WITHDRAWALS

There were approximately 186 participants contributing to the Plan at December 31, 1996 (142 at December 31, 1995). A participating employee may invest his contributions in multiples of five percent in one or more of the following active funds: the Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund, Small
Capitalization Value Equity Fund, International Equity Investments Fund and the Triton Stock Fund.

A participant may contribute up to 12% of his/her compensation subject to the annual deferral limit. The Company contributes an amount equal to a participant's contribution, limited to a maximum of six percent of the participant's base pay.

Participating employees receive a lump sum payment of all vested contributions upon retirement, disability, death or termination. Also, participating employees may make a hardship withdrawal from their participant accounts, rollover accounts and their vested employer contributed accounts.

5.   VESTED  INTEREST  IN  PLAN  EQUITY

Plan participants are vested at all times in their employee contributed accounts. Vesting of employer contributions to a participant's account occurs at a rate of 20% per year, with full vesting achieved upon five years of service. In the event of retirement, death or disability, the participant immediately becomes fully vested. In addition, in the event the Plan is terminated or partially terminated, employer contributions are discontinued, or a subsidiary of the Company terminates its participation in the Plan, the affected participants' employer contributed accounts will become fully vested.

Net assets available for Plan benefits at December 31, 1996 and 1995 included vested amounts of $289,664 and $255,039, respectively, attributable to separated employees.

6.   PLAN  TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

7.   INCOME  TAX  STATUS

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under
Section 501. The Internal Revenue Service granted a favorable letter of determination to the Plan as amended on December 5, 1994. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Management  is unaware of any variations in the operation of the Plan from the
terms  of  the  Plan  documents  as  amended.   The Plan has complied with the
fidelity  bonding  requirement  of  ERISA.





                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES



                                                                    SCHEDULE I

                       INVESTMENTS AT DECEMBER 31, 1996






IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY                                  NUMBER OF              CURRENT
DESCRIPTION OF INVESTMENT                                                             SHARES     COST        VALUE    (a)
---------------------------------------------------------------                       ---------  ----------  ----------

TRITON STOCK FUND (b)
----------------------------------------------------------------
Triton Energy Limited ordinary shares                                                   128,236  $2,001,439  $6,267,844
                                                                                                 ----------  ----------

INTERNATIONAL EQUITY INVESTMENTS  FUND
---------------------------------------------------------------
Consulting Group Capital Markets Fund                                                    56,010  $  590,652  $  575,548
                                                                                                 ----------  ----------

LARGE CAPITALIZATION VALUE EQUITY FUND
---------------------------------------------------------------
Consulting Group Capital Markets Fund                                                    68,095  $  730,932  $  853,695
                                                                                                 ----------  ----------

LARGE CAPITALIZATION GROWTH FUND
---------------------------------------------------------------
Consulting Group Capital Markets Fund                                                    80,099  $  990,448  $1,160,382
                                                                                                 ----------  ----------

SMALL CAPITALIZATION VALUE EQUITY FUND
---------------------------------------------------------------
Consulting Group Capital Markets Fund                                                     6,111  $   76,320  $   76,856
                                                                                                 ----------  ----------

GOVERNMENT MONEY FUND
---------------------------------------------------------------
Consulting Group Capital Markets Fund                                                   146,912  $  152,096  $  152,096
                                                                                                 ----------  ----------

LONG TERM BOND FUND
---------------------------------------------------------------
Consulting Group Capital Markets Fund                                                    24,611  $  204,913  $  206,658
                                                                                                 ----------  ----------

PARTICIPANT LOANS
---------------------------------------------------------------
Participant Notes Receivable                                     Due January 31, 1997
                                                                      through
                                                                 September 30, 2010
                                                                      at 8% - 11%                $  298,541  $  298,541
                                                                                                 ----------  ----------

(a)  Current value represents closing prices at December 31, 1996.
(b)  Party-in-interest





                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS


                                                                   SCHEDULE II

            TRANSACTIONS IN EXCESS OF 5% OF THE FAIR MARKET VALUE
           OF THE PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1996







                                                                                                             CURRENT VALUE
                                           AGGREGATE   AGGREGATE            EXPENSE                          OF ASSET ON
IDENTITY OF PARTY INVOLVED                 PURCHASE    SELLING     LEASE    INCURRED WITH        COST        TRANSACTION
DESCRIPTION OF ASSET                       PRICE       PRICE       RENTAL   TRANSACTION          OF ASSET    DATE
-----------------------------------------  ----------  ----------  -------  -------------------  ----------  --------------

TRITON STOCK FUND
-----------------------------------------
Triton Energy Limited ordinary shares (a)  $  679,413  $  636,765  $   ---  $            11,656  $  194,549  $      636,765
                                           ----------  ----------  -------  -------------------  ----------  --------------

GOVERNMENT MONEY FUND
-----------------------------------------
Consulting Group Capital Markets Fund      $  111,464  $  427,030  $   ---  $               ---  $  427,030  $      427,030
                                           ----------  ----------  -------  -------------------  ----------  --------------

LARGE CAPITALIZATION VALUE EQUITY FUND
-----------------------------------------
Consulting Group Capital Markets Fund      $  367,205  $  243,728  $   ---  $               ---  $  204,266  $      243,728
                                           ----------  ----------  -------  -------------------  ----------  --------------

LARGE CAPITALIZATION GROWTH FUND
-----------------------------------------
Consulting Group Capital Markets Fund      $  567,960  $  255,480  $   ---  $               ---  $  214,884  $      255,480
                                           ----------  ----------  -------  -------------------  ----------  --------------

CASH EQUIVALENTS
-----------------------------------------
Reserve Deposit Account (RDA VI)           $2,803,293  $2,693,710  $   ---  $               ---  $2,693,710  $    2,693,710
                                           ----------  ----------  -------  -------------------  ----------  --------------

(a)  Party-in-interest







                                               NUMBER OF
IDENTITY OF PARTY INVOLVED                    TRANSACTIONS
                                           -------------------  NET
DESCRIPTION OF ASSET                       PURCHASES     SALES  GAIN
-----------------------------------------  ------------  -----  --------

TRITON STOCK FUND
-----------------------------------------
Triton Energy Limited ordinary shares (a)            19     15  $442,216
                                                                --------

GOVERNMENT MONEY FUND
-----------------------------------------
Consulting Group Capital Markets Fund                89     29  $    ---
                                                                --------

LARGE CAPITALIZATION VALUE EQUITY FUND
-----------------------------------------
Consulting Group Capital Markets Fund                82     36  $ 39,462
                                                                --------

LARGE CAPITALIZATION GROWTH FUND
-----------------------------------------
Consulting Group Capital Markets Fund               100     41  $ 40,596
                                                                --------

CASH EQUIVALENTS
-----------------------------------------
Reserve Deposit Account (RDA VI)                     82     86  $    ---
                                                                --------

(a)  Party-in-interest






                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   TRITON  ENERGY  CORPORATION
                                   401(k)  Savings  Plan



Date:     June 25, 1997            /s/ Robert B. Holland, III
                                       Robert B. Holland, III
                                       Senior  Vice  President  and  Secretary

                                EXHIBIT INDEX




The  following  document  is  an  exhibit  to  this  Form  11-K:

     Exhibit
     Number                                        Document

     23.1                     Consent of Price Waterhouse LLP, filed herewith.